On May 30, 2003, shareholders of Evergreen Offit National Municipal Bond Fund voted to approve the acquisition of the assets and identified liabilities of Evergreen Offit National Municipal Bond Fund by the Fund in a tax-free exchange for shares of the Fund. Upon completion of this transaction, Class A, B, C and I shareholders of Evergreen Offit National Municipal Bond Fund will become shareholders of Class A , B, C and I shares, respectively, of the Fund. Class A, B and C shares of the Fund have been registered with the SEC and are currently not operational. These shares will become operational upon the completion of this transaction. In addition, as a result of this transaction, the new combined fund will adopt the accounting and performance history of Evergreen Offit National Municipal Bond Fund. This transaction will occur on or about July 11, 2003.